Exhibit 99.1
                                                         Reference No. (a)(5)(A)


THE CHARLES SCHWAB CORPORATION                    SOUNDVIEW TECHNOLOGY GROUP(SM)


FOR IMMEDIATE RELEASE

                  SCHWAB TO ACQUIRE SOUNDVIEW TECHNOLOGY GROUP

       -- Combined Organization Will Provide Institutional Investors with
                Differentiated Independent Fundamental Research
                      and World-Class Trading Platform --

JERSEY CITY, NJ and OLD GREENWICH, CT, November 19, 2003 - The Charles Schwab Corporation (NYSE: SCH), ("Schwab"), the fourth largest US financial institution ranked by client assets, and SoundView Technology Group, Inc. (NASDAQ: SNDV), ("SoundView"), a research-driven securities firm providing institutional investors with fundamental research on companies in technology, media, telecom, healthcare and other growth-related industries, today announced that they have reached a definitive agreement under which Schwab will acquire SoundView for $15.50 per SoundView share in cash.

Under the agreement, Schwab will begin a tender offer for all outstanding shares of SoundView. The tender offer will be followed by a merger in which all remaining SoundView shareholders will receive the same $15.50 per SoundView share in cash.

The addition of SoundView will allow Schwab Capital Markets L.P., ("SCM"), a subsidiary of The Charles Schwab Corporation, to provide institutional clients with a deep, differentiated fundamental equity research offering -- built on both firms' histories of delivering influential research -- combined with its client-focused trade execution capabilities. The combined organization will be named Schwab SoundView Capital Markets.

"Institutions, like individual investors, are demanding high-quality and independent research, particularly as many traditional brokerage firms have cut back or restructured their offerings in the wake of the research-related controversies in recent years," said David S. Pottruck, Schwab CEO. "With the creation of Schwab SoundView Capital Markets we have an opportunity to take our powerful, value-added assets of liquidity and trading technology and build a differentiated institutional business based on execution quality and independent research. At the same time it is a major step in expanding Schwab's depth and breadth of market wisdom, which is a strategic imperative spanning our entire corporation."

"We believe  that  comprehensive  research,  in  combination  with our sales and trading platform and robust pool of liquidity available through the Schwab Liquidity Network(TM), will create a powerful solution for our institutional clients - one that will be unmatched in the industry," commented Schwab Vice Chairman Lon Gorman. "On the SCM side, we're leveraging a nationally recognized brand; a large individual and institutional client base; integrated multiple distribution channels; market-oriented, political and quantitative analysis products; and an efficient, high-volume, technologically-advanced trade execution platform. These will be combined with SoundView's respected fundamental research brand, strong management team and research sales capabilities. Clients will have access to leading independent research and sales and trade execution from a single source. That's a compelling, valuable differentiator."

Schwab SoundView Capital Markets will be jointly managed by Mark Loehr, CEO of SoundView, and Larry Leibowitz, Executive Vice President - Equities, SCM. Messrs. Loehr and Leibowitz will both report to Mr. Gorman.

"We are combining what we believe to be premium content with premier execution. This is a marriage of complementary strengths that benefits our clients, employees and shareholders," said Mark Loehr. "Schwab SoundView Capital Markets will harness high-quality, action-oriented and influential research with the trade execution excellence and deep pools of liquidity characteristic of SCM. Institutional investors will have an unparalleled resource that provides them with actionable research, supported by a powerful trading execution platform that's fueled by multiple sources of liquidity - a winning combination.
Additionally, as we join forces with Schwab, we have decided to exit our investment banking business, an important step as we work to build a new model of independent research."

"In just a short time, SCM has built a world-class institutional trading business from the ground up," said Larry Leibowitz. "Our institutional trading revenues have grown approximately 80% over last year, largely because our offer has resonated in the marketplace. SCM possesses many of the ingredients institutional  clients  desired:  liquidity  in  a  broad  universe  of  stocks;
unmatched electronic trading capabilities, as illustrated by the Schwab Liquidity Network(TM); and independent research and credibility. By acquiring SoundView, we're bolstering our institutional research offering to continue to grow this vital part of our business and become a market leader in the institutional world, just as we are with individual investors."

Research Platform
In  the  area  of  research,   SoundView's  highly  respected  coverage  of  the
technology, media, telecommunications, healthcare, aerospace and defense industries will complement SCM's current offerings, which include: macro-economic commentary, U.S. regulatory policy research (Charles Schwab & Co., Inc.'s Washington Research Group) and SCM's quantitative investment analytics (Investment Analytics) and technical equity analysis. It is expected that SoundView's current research, research sales and sales trading operations will continue to be based in Old Greenwich, CT after the closing of the acquisition.

Upon closing of the acquisition, SCM will focus on leveraging and expanding the capabilities of the new organization to serve its institutional clients. The fundamental research team will continue its focus on technology, media, telecommunications, aerospace and defense stocks. Healthcare coverage will be expanded and the addition of other appropriate industry groups is under consideration. Schwab expects it will identify additional opportunities to create new research products and services for clients of Charles Schwab & Co., Inc.'s Service to Investment Managers (SIM) business. Separately it expects also to identify opportunities with individual investor clients.

Trading Platform
SoundView's trading platform and execution operations are expected to be combined with the state-of-the-art operations of SCM in Jersey City, NJ. SCM, a market maker in more than 11,000 over-the-counter and listed stocks, has been rapidly expanding its institutional presence over the past two years. The integration of SoundView will allow SCM to build on an important initiative launched earlier this year: Schwab Liquidity Network, a market-making system that unites order flow from Charles Schwab & Co., Inc.'s SIM clients and individual investors with SCM's institutional and broker-dealer business. The Schwab Liquidity Network(TM) combines the automated execution of small orders with the professional handling of large blocks of 10,000 shares or more, to leverage the speed and anonymity of electronic trading and the judgment and personal attention of experienced professional traders.

Terms of the Transaction
The transaction is subject to customary regulatory approvals, and other conditions. It has been approved by SoundView's and Schwab's boards of directors. It is expected that the acquisition will be completed in the first quarter of 2004.

Separately, SoundView is announcing that it has entered into a memorandum of understanding with Bob Lessin ("Lessin"), Chairman of SoundView's Dawntreader Fund II and its parallel funds (the "Funds"), pursuant to which Lessin and his designees will acquire ownership control of the investment advisor and the general partner of the Fund. Lessin will also increase his capital commitment to the Funds by assuming a portion of SoundView's remaining capital commitment to the Funds. SoundView is working with its banking group to facilitate the transition of existing mandates and clients, which will be completed prior to the closing.

Schwab said that it expects the transaction to be earnings neutral in 2004. Based on the synergies it anticipates will result from the combination - including heightened trading volume by the combined client base that reflects the value of the enhanced platform, cross-selling opportunities and increased scale - Schwab expects the transaction to be slightly accretive in 2005.

About SoundView Technology Group, Inc.
SoundView Technology Group, Inc. (NASDAQ: SNDV) is the parent of SoundView Technology Corporation, a research-driven securities firm focused on technology and other growth sectors. Old Greenwich, Connecticut-based SoundView produces comprehensive sell-side equity research on approximately 210 companies. For more information, please see www.soundview.com.

About Schwab Capital Markets L.P.
Schwab Capital Markets L.P. is the trading arm of Charles Schwab & Co., Inc., and both are subsidiaries of The Charles Schwab Corporation (NYSE: SCH), which provides a broad range of financial and brokerage services to individual investors, independent investment managers and institutions through a multi-channel account access system. Schwab Capital Markets L.P. (SCMLP) executes tens of thousands of individual investor trades each business day. Schwab Capital Markets L.P. also provides trading, research and support services for institutional clients.

Investment Analytics is a division of Schwab Capital Markets L.P. Washington Research Group and Market Analysis are divisions of Charles Schwab & Co., Inc.

Forward Looking Statements
This release includes forward looking statements relating to the acquisition of SoundView Technology Group, Inc. which are indicated by the words "will", "expect", "believe" and similar expressions. These forward-looking statements are necessarily current estimates based on the best judgment of the Company's senior management. Achievement of the expressed goals, expectations and objectives is subject to risks and uncertainties that could cause actual results to differ materially from those goals, objectives or expectations. Important factors that may cause such differences include, but are not limited to, changes in the demand for and pricing of institutional equity research and trade execution services, the effect of changes in competitors' offerings, and the Company's success in integrating this acquisition.

Tender Offer
SOUNDVIEW STOCKHOLDERS ARE ADVISED TO READ SCHWAB'S TENDER OFFER STATEMENT ON SCHEDULE TO AND SOUNDVIEW'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO SHAREHOLDERS OF SOUNDVIEW AT NO EXPENSE TO THEM. THE SCHEDULE TO, THE SCHEDULE 14D-9 AND OTHER FILED DOCUMENTS WILL ALSO BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF SOUNDVIEW. THE TENDER OFFER WILL BE MADE SOLELY BY AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL TO BE DISSEMINATED UPON THE COMMENCEMENT OF THE TENDER OFFER.

Investment Community and Media Webcast and Conference Call
David Pottruck, Chris Dodds, Lon Gorman, Larry Leibowitz and Mark Loehr will discuss the transaction on a conference call for financial analysts, investors and media at 10:30am EST today. The audiocast will be available at www.schwabevents.com.

For those unable to connect via the web, you may listen via telephone. The dial-in numbers are (888) 679-0908 (domestic) or (706) 679-7532 (international); Reference - The Charles Schwab Conference, or Conference ID# 4072002. Please call five to ten minutes prior to the scheduled start time.

Contacts:              For Schwab                    For SoundView
                       ----------                    -------------
Investor Relations     Rich Fowler 415/636-9869      Robin Weinberg 201/499-3567
Press                  Todd Fogarty 212/521-4854     Robin Weinberg 201/499-3567


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